United States securities and exchange commission logo





                               October 27, 2022

       Murray Auchincloss
       Chief Financial Officer
       BP p.l.c.
       1 St James's Square, London SW1Y 4PD
       United Kingdom

                                                        Re: BP p.l.c.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 9, 2022
                                                            File No. 001-06262

       Dear Murray Auchincloss:

              We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Additional disclosures
       Oil and natural gas
       Resource progression, page 348

   1. We have read your response to prior comment 15 and note your proposed enhanced discussion of the
individual factors that contributed to the overall change in the line item for revisions of the
previous estimates for your subsidiaries and equity-accounted entities and the separate
discussion for just your subsidiaries. Please quantify for us the net amount attributable to
each individual factor, positive and negative, that you identify, e.g.
                                                        net positive revisions
driven by price impacts and net negative revisions driven by well results.
 Murray Auchincloss
BP p.l.c.
October 27, 2022
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at
202-551-3699 if you have questions regarding the engineering comments.



FirstName LastNameMurray Auchincloss                       Sincerely,
Comapany NameBP p.l.c.
                                                           Division of
Corporation Finance
October 27, 2022 Page 2                                    Office of Energy &
Transportation
FirstName LastName